EXHIBIT 21
SUBSIDIARIES OF PDG ENVIRONMENTAL, INC.

Name of Subsidiary	State of Formation

Project Development Group, Inc.	PA

PDG, Inc.	PA

Enviro-Tech Abatement Services Co.	NC

Servestec, Inc.	FL

PDG of Delaware, Inc.*	DE

DPI Energy, Inc.*	PA

Asbestemps, Inc.*	DE

Applied Environmental Technology, Inc.*	DE

Applied Consulting & Technical Services, Inc.*	DE

*	Inactive subsidiaries